UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 3, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amgen Inc.

File No. 0-12477 - CF#37139

Amgen Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.52 to a Form 10-K filed on February 29, 2012, as amended, and requesting confidential treatment for information it excluded from Exhibit 10.63 to a Form 10-K filed on February 27, 2013.

Based on representations by Amgen Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.52   through December 31, 2022

        Exhibit 10.63   through December 31, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary